CPG CARLYLE PRIVATE EQUITY FUND, LLC

Rule 18f-3 Plan

Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act"), requires that the board of an investment company desiring to offer multiple classes pursuant to said Rule adopt a plan setting forth the separate arrangement and expense allocation of each class, and any related conversion features or exchange privileges.

The Board of Directors (the Board") of CPG Carlyle Private Equity Fund, LLC (the "Fund"), including a majority of the Board members who are not "interested persons" (as defined in the 1940 Act) of the Fund (the "Independent Directors"), which desires to offer multiple classes of units of beneficial interest ("Units") of the Fund, has determined that the following plan (the "Plan") is in the best interests of each Class (as defined below) individually and the Fund as a whole.

I.           ATTRIBUTES OF CLASSES

Units of the Fund shall be divided into Class A Units and Class I Units (or as it otherwise may be denominated) (each, a "Class").  Each Unit of the Fund represents an equal pro rata interest in the Fund and, except as set forth below, has identical voting rights, powers, qualifications, terms and conditions and, in proportion to each Unit's net asset value, liquidation rights and preferences.  The Classes differ in that:  (i) each Class has a different designation; (ii) only the Class A Units are subject to a distribution fee ("Sub-Placement Agent Fee") under a plan adopted pursuant to Rule 12b-1 under the 1940 Act (the "Distribution Plan"); (iii) only the Class A Units are subject to a front-end sales charge, as such term is defined under the Conduct Rules of the Financial Industry Regulatory Authority; and (iv) with respect to matters submitted to a vote of investors, if a separate vote of any Class is required by the 1940 Act or other applicable law or attributes applicable to a particular Class, or if a matter affects only the interests of a particular Class, then only that Class has voting power on the matter.

A.           CLASS A UNITS

Class A Units generally are sold to eligible investors that do not (i) compensate their financial intermediaries for their services through asset-based fees or (ii) purchase Units directly from the Fund.

1.           Sales Charges.  Class A Units are offered with a front-end sales charge of up to a maximum of 3.5% of the amount invested.  Foreside Fund Services, LLC, the Fund's placement agent, and/or a broker, dealer or financial advisor may, in its discretion, waive the sales charge for certain investors.

2.           Sub-Placement Agent Fee.  Class A Units are subject to a Sub-Placement Agent Fee, payment of which is governed by the Distribution Plan, for distribution and related sales support services, of 0.60% of the aggregate net asset value of Class A Units, determined and accrued as of the last day of each calendar month (before any repurchases of Class A Units).

3.           Class Expenses.  No expenses are allocated particularly to Class A Units other than the Sub-Placement Agent Fee.

4.           Conversion Features and Exchange Privileges.  Class A Units shall not be subject to any automatic conversion feature.  Under certain circumstances, an investor's Class A Units may be converted to Class I Units.  The net asset value of the Class I Units received upon any such conversion will equal the net asset value of the converted Class A Units on the date of the conversion.  There are no exchange privileges associated with Class A Units.

B.           CLASS I UNITS

Class I Units generally are sold only to eligible investors that (i) compensate their financial intermediaries for their services through asset-based fees or (ii) purchase Units directly from the Fund.

1.           Sales Charges.  Class I Units are not subject to a sales charge.

2.           Sub-Placement Agent Fee.  Class I Units are not subject to the Sub-Placement Agent Fee.

3.           Class Expenses.  No expenses are allocated particularly to Class I Units.

4.           Conversion Features and Exchange Privileges.  Class I Units shall not be subject to any automatic conversion feature.  Under certain circumstances, an investor's Class I Units may be converted to Class A Units.  The net asset value of the Class A Units received upon any such conversion will equal the net asset value of the converted Class I Units on the date of the conversion.  There are no exchange privileges associated with Class I Units.

C.           ADDITIONAL CLASSES

In the future, the Fund may offer additional classes of Units which differ from the Classes discussed above.  Any additional classes of Units, however, must be approved by the Board, and the Plan must be amended to describe those classes of Units.

II.           DIVIDENDS AND DISTRIBUTIONS

Because of the differences in fees described above, the dividends payable to investors of one Class will differ from the dividends payable to investors of the other Class.  Dividends payable to each Class will, however, be declared and paid at the same time and, except for the differences in expenses listed above, will be determined in the same manner and paid in the same amounts per outstanding Units.

III.           EXPENSE ALLOCATIONS

Income, realized and unrealized capital gains and losses, and Fund expenses not allocated to a particular Class shall be allocated to each Class on the basis of the net asset value of that Class in relation to the net asset value of the Fund.  The following expenses shall be allocated, to the extent practicable, on a Class-by-Class basis:  (i) fees under a Distribution Plan; (ii) printing and postage expenses related to preparing and distributing materials, such as investor reports, prospectuses and proxies, to current investors of a specific Class; (iii) Securities and Exchange Commission and Blue Sky registration fees incurred by a specific Class; (iv) the expense of administrative personnel and services as required to support the investors of a specific Class; (v) litigation or other legal expenses relating solely to a specific Class; and (vi) Directors' fees incurred as a result of issues relating to a specific Class.

Dated:  May 29, 2013